

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 29, 2017

Emanuele A. Lauro
Chief Executive Officer
Scorpio Tankers Inc.
9, Boulevard Charles III
Monaco 98000

> **Re: Scorpio Tankers Inc.**
> **Registration Statement on Form F-4**
> **Filed June 2, 2017**
> **File No. 333-218478**

Dear Mr. Lauro:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of the board books and any other materials provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisor.

2. It does not appear that Scorpio is obtaining shareholder approval related to the shares to be issued in connection with the merger. Please explain why that is not necessary.

Questions and Answers About the Merger and the Special Meeting, page ii

3. Please also include a question and answer addressing the equity stake Navig8 shareholders are anticipated to have in Scorpio following the merger. Please also disclose this in an appropriate place in the Summary, at page 1.

4. Please also clarify in the Questions and Answers section if shareholders are voting on the NPTI Vessel Acquisition as part of the transactions contemplated by the Merger Agreement.

What will I receive for my Navig8 common shares if the Merger is completed, page ii

5. We note your disclosure on page ii that "it is estimated that [Navig8 shareholders] will receive approximately 1.176 Scorpio common shares for each Navig8 common share." Please revise to briefly summarize here the factors that may affect the exchange ratio.

How will holders of Naivg8 common shares receive the merger consideration, page vi

6. Please clarify if there is any difference between "a shareholder of record" and a "registered shareholder" as used in this question and answer and the one below.

Summary, page 1

No Solicitation by NPTI of Alternative Proposals; Withdrawal of Board Recommendation, page 8

7. Please clarify what you mean on pages 9 and 10 where you state that "with 50% being substituted for reference to 15% in the definition thereof for the purposes of this provision."

8. Please clarify whether Section (iii) in the last paragraph on page 10 refers to an acquisition proposal received prior to the termination of the merger agreement with Scorpio or any acquisition proposal received prior to the first anniversary of the date of a termination with Scorpio.

Risk Factors, page 25

The market price for Navig8 common shares may be affected by factors different, page 25

9. Please revise to include examples of the risks addressed in this risk factor and identify where investors can find a more detailed discussion of the risks that relate to Scorpio Tankers.

There is no assurance when or if the NPTI Vessel Acquisition will be completed, page 26

10. Please revise to clarify here whether the NPTI Vessel Acquisition is conditioned upon the closing of the merger.

Scorpio Tankers and NPTI will incur substantial transaction fees, page 29

11. Please quantify the material non-recurring expenses that Scorpio and NPTI will incur in connection with the merger.

Information about the Combined Company, page 34

Management of the Combined Fleet, page 38

12. We note your disclosure on page 38 that in order to terminate the various arrangements relating to the employment of certain members of the NPTI senior management, the operation of NPTI's vessels and certain pooling arrangements, Scorpio will make cash payments of $19.5 million and issue warrants for or pay the cash equivalent of 1.5 million shares of Scorpio common stock. Please clarify whether Scorpio determines whether to issue warrants or to pay cash and how the Scorpio shares are valued should cash instead of warrants be issued. Finally, please describe the exercise price and term of the warrants.

The Merger, page 42

ABN AMRO Credit Facility, page 43

13. Please disclose the outstanding indebtedness related to the nine NPTI vessels with leasing arrangements with BCFL for which Scorpio Tankers has not yet received a Change of Control Consent or Technical Consent.

Merger Consideration, page 43

14. Please disclose the total amount of cash, including dividends that have been accrued, that Scorpio will pay, in the aggregate, to the holders of Navig8 Preference Shares.

Background of the Merger, page 45

15. When discussing the negotiations regarding the exchange ratio, please expand to include any consideration of the historical trading price of Navig8, to the extent it was applicable to the discussion, or advise.

NPTI's Reasons for the Merger, page 58

NPTI Transaction Committee, page 58

16. We note the value of the historical trading prices of Navig8's common shares and Scorpio's common shares as a listed factor that supported the merger. Please further explain how the historical trading prices were a positive factor supporting the merger.

Opinion of PJT Partners, page 62

17. We note your disclosure on page 62 that Scorpio provided appraisals prepared by five third-parties with regard to the valuation of its fleet and that NPTI provided third-party appraisals prepared by two third-parties regarding the value of its own fleet as well as certain estimates and forecasts of revenues and expenses relating to Scorpio Tankers' chartered-in and chartered-out vessels based upon a third-party research firm. Please provide the results of these appraisals and the disclosure required pursuant to Item 4(b) of Form F-4 and file the third-party consents. Alternatively, please tell us why you do not believe this is necessary.

18. Please provide your analysis as why you believe it was unnecessary to obtain a new fairness opinion following Scorpio's public offering. In this regard, we note your disclosure on page 54 that "PJT Partners noted that the value of the merger consideration to be received by the NPTI shareholders would also be affected by the outcome of the Scorpio Tankers' planned equity offering and that its financial analyses of the proposed merger consideration could not take into account the impact of the Scorpio Tankers' planned equity offering because the terms of such offering were not determined or calculable."

Effect on Navig8 Share Options, page 77

19. Please revise to disclose an estimate of the Option Merger Consideration and an estimate of the Per Share Merger Consideration.

The Voting Agreement, page 91

20. Please identify the parties to this agreement and include Schedule 1 to Annex B in Annex B.

Unaudited Pro Forma Condensed Combined Financial Information, page 95

Note (3) Accounting for the Combination, page 99

21. We note that your preliminary allocation of the purchase price has resulted in a bargain purchase gain. You state that this may be impacted by changes in the purchase price due to changes in your common stock price on the closing date. In this regard, please explain how you intend to reassess the fair value of assets acquired and liabilities assumed in accordance with paragraphs 34-36 of IFRS 3. Please also provide us with your analysis as to whether the cash paid of $42.2 million for the four NPTI Acquisition Vessels disclosed on page 105 should be part of the purchase price consideration.

22. Additionally, we note you have allocated an amount to an embedded derivative on redeemable preferred shares. Please explain your methodology for valuing this

derivative, including the nature of the assumptions used in your valuation. Furthermore, please explain why this amount and an amount for redeemable preferred shares is included in the purchase price allocation when you indicate on page 107 that the preference shares will be redeemed by Navig8 upon completion of the merger and is eliminated in the pro forma balance sheet.

Beneficial Ownership of Navig8, page 154

23. Please identify the natural persons who exercise voting and dispositive power over the shares held by entities listed in the table.

Dissenters' Rights, page 166

24. We note your disclosure on page 166 that "[t]he following discussion is not a full summary of the law pertaining to dissenters' rights under the BCA." Please revise your disclosure to outline briefly the rights of dissenters and clarify that your summary describes the statutory procedures required to be followed by dissenting security holders in order to perfect such rights.

Material United States Federal Income Tax Consequences of the Merger, page 169

25. Please revise your disclosure to clarify that it addresses the material U.S. federal income tax consequences as opposed to "certain" material U.S. federal income tax consequences.

Exhibit 99.1

26. Please mark your preliminary proxy card as a "preliminary copy" in accordance with Rule 14a-6(e)(1) of Regulation 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor
Office of Transportation and Leisure

cc: Keith Billotti, Esq.
        Seward & Kissel LLP